================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                 Loudcloud, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   545735 10 2
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 Michael G. Mohr
                       Comprehensive Financial Management
                           720 University Avenue, #200
                               Los Gatos, CA 95032
                                 (408) 358-3316
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                               September 18, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================

CUSIP No.   545735 10 2
--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above Persons (Entities only).

         Marc L. Andreessen
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group*

         (a) [_]
         (b) [_]
         Not applicable
--------------------------------------------------------------------------------
3.       SEC Use Only

--------------------------------------------------------------------------------
4.       Source of Funds*  PF

--------------------------------------------------------------------------------
5. Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

         [_]
--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization

         United States
--------------------------------------------------------------------------------
                     7.       Sole Voting Power
Number of Shares     -----------------------------------------------------------
Beneficially Owned   8.       Shared Voting Power                     10,334,899
by Each Reporting    -----------------------------------------------------------
Person With          9.       Sole Dispositive Power
                     -----------------------------------------------------------
                     10.      Shared Dispositive Power                10,334,899
--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         10,334,899 (See (1) below)
--------------------------------------------------------------------------------
12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*

         [_]
--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)

         13.6% (See (2) below)
--------------------------------------------------------------------------------
14.      Type of Reporting Person*

         IN
--------------------------------------------------------------------------------
*See Instructions Before Filling Out.

CUSIP No.   545735 10 2
--------------------------------------------------------------------------------
1. Names of Reporting Person. SS or I.R.S. Identification No. of above person.

         Michael G. Mohr
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group*

         (a) [_]
         (b) [_]
         Not applicable
--------------------------------------------------------------------------------
3.       SEC Use Only

--------------------------------------------------------------------------------
4.       Source of Funds*  AF
--------------------------------------------------------------------------------
5. Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

         [_]
--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization

         United States
--------------------------------------------------------------------------------
                     7.       Sole Voting Power
Number of Shares     -----------------------------------------------------------
Beneficially Owned   8.       Shared Voting Power                     10,334,899
by Each Reporting    -----------------------------------------------------------
Person With          9.       Sole Dispositive Power
                     -----------------------------------------------------------
                     10.      Shared Dispositive Power                10,334,899
--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         10,334,899 (See (1) below)
--------------------------------------------------------------------------------
12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*

         [_]
--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)

         13.6% (See (2) below)
--------------------------------------------------------------------------------
14.      Type of Reporting Person*

         IN
--------------------------------------------------------------------------------
*See Instructions Before Filling Out.

1. Represents 9,110,899 shares of Common Stock held by the Andreessen 1996 Living Trust (the "Trust"), of which Mr. Andreessen and Mr. Mohr are the trustees, and 1,224,000 shares of Common Stock held by the Andreessen 1996 Charitable Remainder Trust dated 2/1/96 (the "Charitable Trust") of which Mr. Andreessen and Mr. Mohr are the trustees (collectively, the "Trusts"). Mr. Mohr disclaims beneficial ownership in the shares held by the Trusts except to the extent of his pecuniary interest.

2. Based upon 75,950,838 shares of Loudcloud, Inc. Common Stock outstanding as of August 31, 2001.

     Item 1. Security and Issuer

     This statement on Schedule 13D relates to the Common Stock, par value $0.001 per share, of Loudcloud, Inc., a Delaware corporation ("Loudcloud" or "Issuer"). The principal executive offices of Loudcloud are located at 599 N. Mathilda Avenue, Sunnyvale, California 94085.

     Item 2. Identity and Background

     This Schedule 13D is being filed on behalf of (i) Marc L. Andreessen ("Mr. Andreessen"), a natural person and (ii) Michael G. Mohr ("Mr. Mohr"), a natural person.

     Mr. Andreessen is the Chairman of the Board of Directors of Loudcloud. Mr. Andreessen's business address is c/o Loudcloud, Inc., 599 N. Mathilda Avenue, Sunnyvale, California 94085. Mr. Andreessen, during the last five years, has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Andreessen is a citizen of the United States.

     Mr. Mohr is the Managing Member of Comprehensive Financial Management. Mr. Mohr's business address is c/o Comprehensive Financial Management, 720 University Avenue, #200, Los Gatos, California 95032. Mr. Mohr, during the last five years, has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Mohr is a citizen of the United States.

     Mr. Andreessen and Mr. Mohr are the trustees of the Andreessen 1996 Living Trust (the "Living Trust"). The Living Trust was formed for the benefit of Mr. Andreessen and the purpose of estate planning. The Living Trust was organized under the laws of the state of California. The principal office of the Living Trust is c/o Comprehensive Financial Management, Attn: Michael G. Mohr, 720 University Avenue, #200, Los Gatos, CA 95032.

     Mr. Andreessen and Mr. Mohr are the trustees of the Andreessen 1996 Charitable Remainder Trust dated 2/1/96 (the "Charitable Trust"). The Charitable Trust was formed for the benefit of Mr. Andreessen and the purpose of estate planning. The Charitable Trust was organized under the laws of the state of

California. The principal office of the Charitable Trust is c/o Comprehensive Financial Management, Attn: Michael G. Mohr, 720 University Avenue, #200, Los Gatos, CA 95032.

     Collectively, the Living Trust and the Charitable Trust are referred to as the "Trusts."

     Item 3. Source and Amount of funds or Other Consideration

     Since Loudcloud's inception through the date hereof, the Trusts have purchased an aggregate of 10,334,899 shares of Loudcloud Common Stock for a total consideration of $16,211,200. Such shares were purchased with funds held by the Trusts.

     Item 4. Purpose of Transaction

     The Trusts purchased the shares of Loudcloud Common Stock in order to obtain an equity position in Loudcloud for investment purposes.

     Mr. Andreessen is an executive officer of Loudcloud for purposes of Section 16 under the Securities Exchange Act of 1934, as amended. As a result, Mr. Andreessen may be deemed to be a "control" person of Loudcloud.

     The Reporting Persons and the Trusts may from time to time acquire additional shares of Loudcloud Common Stock or dispose of shares of Loudcloud Common Stock through open market or privately negotiated transactions, or otherwise, depending on existing market conditions and other considerations discussed below. Each of the Reporting Persons and the Trusts intend to review its investment in Loudcloud on a continuing basis and, depending upon the price and availability of shares of Loudcloud Common Stock, subsequent developments affecting Loudcloud, Loudcloud's business and prospects, other investment and business opportunities available to such Reporting Person or Trusts, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase, or to decrease, the size of its investment in Loudcloud.

     Except as set forth in this Item 4 or Item 6, neither Mr. Andreessen nor Mr. Mohr currently have any plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

     Item 5. Interest in Securities of the Issuer

     (a) Mr. Andreessen and Mr. Mohr are the beneficial owners of 10,334,899 shares of Common Stock of Loudcloud as of September 27, 2001, representing approximately 13.6% of the issued and outstanding shares of Common Stock of Loudcloud, based on the 75,950,838 shares of Common Stock of Loudcloud outstanding as of August 31, 2001.

     (b) As trustees of the Trusts, Mr. Andreessen and Mr. Mohr have the shared power to exercise and direct the vote and the shared power to dispose or direct the disposition of the shares of Loudcloud Common Stock covered by this Schedule 13D.

     (c) Transactions in the Common Stock of Loudcloud effected by Mr. Andreessen and Mr. Mohr during the past sixty days are described in Schedule A attached hereto and incorporated herein by reference. All such transactions were effected in the open market on the Nasdaq National Market.

     (d)  Not applicable.

     (e)  Not applicable.

     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Loudcloud

     With respect to 8,610,899 shares of Loudcloud Common Stock held by the Living Trust (the "Shares"), the Living Trust is a party to that certain Amended and Restated Investor Rights Agreement, dated June 23, 2000, by and among Loudcloud, the Living Trust and certain other investors (the "Rights Agreement"). The Rights Agreement gives the Living Trust the right to cause Loudcloud to register the Shares under the Securities Act of 1933, as amended (the "Securities Act"), under certain circumstances. The registration rights terminate upon the earlier of (i) March 2006 or (ii) the time at which the Living Trust can sell all of the Shares in any 90-day period under Rule 144 of the Securities Act.

     Except as set forth in Rights Agreement, the Reporting Persons do not have any contract, arrangement, understanding or relationship with any other person with respect to any security of Loudcloud.

     Item 7. Material to Be Filed as Exhibits

     Exhibit 1. Joint Filing Agreement, dated September 27, 2001 among the Reporting Persons.

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

September 27, 2001                        Marc L. Andreessen

                                          /s/ Marc L. Andreessen
                                          --------------------------------------


                                          Michael G. Mohr

                                          /s/ Michael G. Mohr
                                          --------------------------------------

                                   SCHEDULE A

 Date of            Number of        Price per                  Nature of
Transaction           Shares           Share                   Transaction
-----------         ---------        ---------                 -----------
09/18/2001           10,000            $1.70          Purchase by Charitable Trust
09/18/2001           10,000            $1.60          Purchase by Charitable Trust
09/18/2001           10,000            $1.55          Purchase by Charitable Trust
09/19/2001           30,000            $1.50          Purchase by Charitable Trust
09/19/2001            7,500            $1.55          Purchase by Charitable Trust
09/19/2001            2,500            $1.52          Purchase by Charitable Trust
09/20/2001           15,000            $1.36          Purchase by Charitable Trust
09/20/2001           15,000            $1.35          Purchase by Charitable Trust
09/20/2001           10,000            $1.45          Purchase by Charitable Trust
09/20/2001           10,000            $1.38          Purchase by Charitable Trust
09/21/2001           15,000            $1.32          Purchase by Charitable Trust
09/21/2001            5,000            $1.28          Purchase by Charitable Trust
09/21/2001           10,000            $1.29          Purchase by Charitable Trust
09/21/2001           10,000            $1.31          Purchase by Charitable Trust
09/21/2001            5,000            $1.35          Purchase by Charitable Trust
09/21/2001            5,000            $1.36          Purchase by Charitable Trust
09/24/2001           10,000            $1.38          Purchase by Charitable Trust
09/24/2001            5,000            $1.35          Purchase by Charitable Trust
09/25/2001           10,000            $1.58          Purchase by Charitable Trust
09/25/2001            5,000            $1.55          Purchase by Charitable Trust
09/26/2001            2,500            $1.54          Purchase by Charitable Trust
09/26/2001            2,000            $1.48          Purchase by Charitable Trust
09/26/2001            1,500            $1.52          Purchase by Charitable Trust
09/26/2001            1,000            $1.53          Purchase by Charitable Trust
09/27/2001            5,000            $1.34          Purchase by Charitable Trust
09/27/2001            4,000            $1.33          Purchase by Charitable Trust
09/27/2001            3,000            $1.38          Purchase by Charitable Trust
09/27/2001            3,000            $1.35          Purchase by Charitable Trust
09/27/2001            2,000            $1.31          Purchase by Charitable Trust



                                INDEX OF EXHIBITS

     Exhibit 1. Joint Filing Agreement, dated September 27, 2001 among the Reporting Persons.